SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[June 30, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO TO SUPPLY A PRINTING PAPER LINE TO SHANDONG CHENMING PAPER IN CHINA

SIGNATURES

Date June 30, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY A PRINTING PAPER LINE TO SHANDONG CHENMING PAPER IN CHINA

(Helsinki, Finland, June 30, 2005) — Metso Corporation (NYSE: MX; OMX: MEO)

Metso Paper will supply a printing paper line to Shandong Chenming Paper Holdings Ltd, China. The new manufacturing line in Shouguang, in the Shandong province, will be the world’s largest with an annual capacity exceeding 400,000 tons. Start-up is scheduled for the last quarter of 2006. The value of the order is well over EUR 100 million.

The delivery will comprise the world’s largest deinking line, a paper machine, two winders, a wide range of automation, control and monitoring systems by Metso Automation, and various auxiliary systems. In addition, Metso’s scope of delivery includes approach flow, broke collection and handling and fiber recovery systems as well as chemical handling systems for both the deinking line and paper machine.

The 2-loop deinking line has a daily production capacity of 1,500 tons. The PM 4 paper machine will have a design speed of 2,000 m/min.

Shandong Chenming Holdings Ltd. is one of China’s largest paper producers.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Ilkka Tuomenoksa, Vice President, Sales, Paper Business Line, Metso Paper,
Tel. +358 20 482 7308

Jari Koikkalainen, Senior Vice President, Sales & CRM, Fiber Business Line, Metso Paper
Tel. +358 20 482 9213

Tuula Schreurs, Financial Communicator, Metso Corporation, Tel. +358 204 84 3211

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.